January 19, 2012

Securities and Exchange Commission
100 F. Street NE
Washington, DC 20549

Re:           AEI Core Property Income Trust, Inc.
Registration Statement on Form S-11
File No. 333-176533

Ladies and Gentlemen:

In accordance with Rule 461 under the Securities Act of 1933, as amended, the undersigned, on behalf of AEI Core Property Income Trust, Inc., hereby requests acceleration of effectiveness of the above-referenced Registration Statement to 9:00 a.m., Eastern Standard Time, on January 23, 2012, or as soon thereafter as practicable.

In connection with the foregoing, please be advised that no form of preliminary prospectus was printed, photocopies of a preliminary prospectus were distributed to 62 prospective members of the dealer syndicate and that photocopies of the Registration Statement on Form S-11 have been distributed only to state securities administrators, to counsel and the independent public accountant of the Company, and to the due diligence agents of prospective participating dealers.

Participating dealers will confirm to us that they will make delivery of prospectuses as required in compliance with the provisions of Rule 15c2-8 under the Securities Exchange Act of 1934 and with the Securities Act of 1933.

We confirm that we are aware of our responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above-referenced Registration Statement, including our responsibility for the accuracy and adequacy of the disclosures made in the Registration Statement.  We also confirm in accordance with your request that:

•
should the Commission or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, it shall not preclude the Commission from taking action with respect to the Registration Statement;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, shall not relieve the undersigned from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement;

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the undersigned may not assert action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

                  Very truly yours,

                  AEI CORE PROPERTY INCOME TRUST, INC.

                  By:/s/ ROBERT P JOHNSON
                                     Robert P. Johnson, President